Exhibit 3.1
ARTICLES OF INCORPORATION
for
AEGIS PRODUCTS, INC.

ARTICLE ONE

The name of this corporation is Aegis Products, Inc.

ARTICLE TWO

The street address of its initial registered office is 9390 Forest Lane, Oak Ridge North, 77385 and the name of its initial registered agent at such address is Charles T. Phillips.

ARTICLE THREE

The number of directors constituting the initial board of directors is three and the name and address of the persons who are to serve as director until the first annual meeting of the shareholders or until his successor is elected and qualified are:

Mahesh D. Kanojia
3455 Stagg Drive, Suite 102
Beaumont, Texas 77701

Steven S. McGuire
9390 Forest Lane
Oak Ridge North, Texas 77385

Charles E. LaBounty
9390 Forest Lane
Oak Ridge North, Texas 77385

ARTICLE FOUR

The aggregate number of shares that the corporation has authority to issue is twenty-five million (25,000,000) Common shares with a one-tenth of a cent ($0.001) par value with five million (5,000,000) Preferred shares.

ARTICLE FIVE

The corporation will not commence business until it has received for the issuance of shares consideration of the value of One Thousand Dollars ($1,000.00) consisting of money, labor done or property actually received.

ARTICLE SIX

The period of duration is perpetual.

ARTICLE SEVEN

The purpose for which the corporation is organized is the transaction of any and all lawful business for which corporations may be incorporated under the Texas Business Corporation Act.

The name and address of the incorporator is:

Steven S. McGuire
9390 Forest Lane
Conroe, TX 77385

/s/ Steven S. McGuire
Steven S. McGuire, Incorporator